SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2007

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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                                                                          [LOGO]
                                                                 futuremedia(tm)
                                             a learning & communications company

             FUTUREMEDIA ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

          Leading Management and Learning Expert Appointed to the Board

Brighton, England - December 20, 2007 - Futuremedia plc (NasdaqCM: FMDA) a leading e-learning provider and design, exhibition and events agency, today announced the appointment of Sabine Steinbrecher to Director and George O'Leary, CEO of Futuremedia, to Chairman of the Board of Directors. Mr. O'Leary succeeds Jan Vandamme who has resigned as Director and Chairman of the Board.

"The addition of Sabine Steinbrecher to the Board of Futuremedia provides our Company with an industry expert and a leader who is recognized around the globe. She is a pioneer in the industry and established one of the first e-learning business models in the world. Ms. Steinbrecher's knowledge and insight will be a valuable resource as the Company expands its client base by entering new geographic regions, including Asia, Australia, New Zealand and the United States," said George O'Leary, CEO and Chairman of Futuremedia.

Mr. O'Leary further stated, "We appreciate Jan Vandamme's dedicated service to Futuremedia over the last decade and wish him luck in his future endeavors."

Ms. Steinbrecher is Founder, President and CEO of Learning Library Inc. (LLI), a leading online professional education management and publishing firm, specializing in compliance based education for industry sectors in North America such as real estate, finance, and healthcare. LLI's customers include associations, corporations, training and academic institutions generally seeking to serve stakeholders, reduce costs, or create a profit center through Internet-enabled learning management and publishing.

"Tailored multi-platform learning creates significant efficiencies and generates considerable savings in training budgets along with revenue opportunities while providing value to employees and members by offering a high quality and flexible educational opportunity. I am delighted to be joining Futuremedia at this exciting time in the industry as learning and technology creates new educational opportunities," stated Ms. Steinbrecher.

About Futuremedia

Futuremedia plc is a global media company providing online learning, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that learning is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. The Button Group has been providing design, exhibition and event services in Cannes, France and elsewhere around the world for more than 30 years. For more information, visit www.futuremedia.co.uk

Contact:
Jenna Focarino/Brian O'Keefe
Brainerd Communicators, Inc.
(212) 986-6667

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

By:   /s/ George O'Leary
      ----------------------------------
      George O'Leary
      Chief Executive Officer

Date: December 20, 2007